Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SportsEdTV, Inc.
7900 40th Ave W.
Bradenton, FL 34209
https://sportsedtv.com/

Up to $1,069,999.10 in Common Stock at $3.10
Minimum Target Amount: $9,997.50

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SportsEdTV, Inc.
Address: 7900 40th Ave W., Bradenton, FL 34209
State of Incorporation: FL
Date Incorporated: August 17, 2017

Terms:

Equity

Offering Minimum: $9,997.50 | 3,225 shares of Common Stock
Offering Maximum: $1,069,999.10 | 345,161 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.10
Minimum Investment Amount (per investor): $102.30

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Investment Incentives and Bonuses*</u>

Time-Based

Friends and Family Early Bird Bonus

Invest within the first 7 days and receive an additional 5% bonus shares, a Lifetime membership subscription to SportsEdTV and a SportsEdTV t-shirt

Super Early Bird Bonus

Invest within the next 7 days and receive a Lifetime membership subscription to SportsEdTV and a SportsEdTV t-shirt

Early Bird Bonus

Invest within the next 3 days and receive a Lifetime membership subscription to SportsEdTV

Amount-Based:

$5,000+

Receive 25% bonus shares, Lifetime membership subscription to SportsEdTV and a SportsEdTV t-shirt

$15,000+

Receive 25% bonus shares, Lifetime membership subscription to SportsEdTV and a SportsEdTV t-shirt. Receive invitations to exclusive online events with world-class experts.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

SportsEdTV will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $310. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

<u>Voting Rights of Securities Sold in this Offering</u>

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

SportsEdTV exists to help athletes, coaches and parents LEARN, WIN and CELEBRATE.

As one of the only multi-sports educational media companies, we provide the 3 things every athlete needs to IMPROVE:

Helpful coaching advice from world-class experts

Supportive community members, including other athletes, coaches, parents and friends

A global directory of places to train, whether near home or when traveling.

Our FREE video and blog content is available to anyone in the world with an internet connection. SportsEdTV videos feature advice from world-class coaches and athletes - many of whom are or have coached world champions.

Our global online community - MYSportsEdTV - is a place where athletes, parents and coaches can interact, connect, chat, share content and find new friends. Community members also enjoy special, member-only features that make the sports improvement journey easier and more fulfilling.

Our SportsEdTV DISCOVER directory and DISCOVER video content library allow visitors and members to find coaches who can help them develop new skills in a one-to-one experience, and find facilities where they can practice and play at or away from home.

SportsEdTV, Inc. was initially organized as Techne Sports Network, LLC dba SportsEdTV, a Florida limited liability company on August 17, 2017, and converted to a Florida corporation on January 6, 2020.

Competitors and Industry

SportsEdTV provides digital coaching to athletes, coaches and parents. It competes at the intersection of the large well established Sports Coaching Market ($8.9BN in the US according to IBISWorld 2020)) and the fast-growing Digital Coaching Platform Market (Expected $300M by 2024 according to LP Information).

The company also offers membership in an affiliated sports participation community for athletes, coaches and parents, and access to a directory of global sports training resources.

We are unique in offering all three things under one website. Our competitors have one of two of the three things we offer - none offer all three. Our competitors include but are not limited to companies like TopCourt, The Skills and Xpollination Productions.

Current Stage and Roadmap

Since our launch, we have been through 3 stages of development.

Stage 1: The Company was focused on proof of concept, MVP website development, and the generation of world-class content in multiple sports.

Stage 2: The Company was focused on building a global audience for our content, driving traffic efficiently to our website, and evolving our website to include a membership community with a variety of features.

Stage 3 (what's coming in the near future): The Company is focused on building our new generation website to improve user experience, generating revenue from commercial partners, preparing to add subscription options, and launching our global directory product.

Stage 4 (where we are going to): Market Leadership in our space through increased marketing efforts, global reach, demand from commercial partners for branding partnerships, coverage across 30+ sports.

The Team

Officers and Directors

Name: Victor Bergonzoli

Victor Bergonzoli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: June 01, 2020 - Present
  Responsibilities: General operations, leadership and management of the company. Victor currently receives a salary of $250,000 and owns 5% of the company.

Other business experience in the past three years:

- **Employer:** Dartfish
  Title: CEO & Co-Founder
  Dates of Service: December 01, 2000 - May 31, 2020
  Responsibilities: Lead the company

Other business experience in the past three years:

- **Employer:** International Sports Technology Association
  Title: Co-Founder and Board Member
  Dates of Service: January 01, 2016 - Present
  Responsibilities: Board Member and setting strategy and direction

Name: Robert Mazzucchelli

Robert Mazzucchelli's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman & Chief Marketing Officer
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Lead the Board of Directors and lead the marketing and sales of the company. Robert earns a salary of $216,000 and has a trust which owns 20% of the company

Other business experience in the past three years:

- **Employer:** SHAKE All
  Title: Advisor
  Dates of Service: May 01, 2019 - Present
  Responsibilities: Assist with strategy when requested

Other business experience in the past three years:

- **Employer:** Cleanyst
  Title: Advisor
  Dates of Service: April 01, 2017 - Present
  Responsibilities: Assist with strategy or introductions as requested

Name: Ciaran Dwyer

Ciaran Dwyer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Manage the finances of the company. He is currently paid a part time annual salary of $120,000 and owns 5% of the company

Other business experience in the past three years:

- **Employer:** Inspiration Academy
  Title: Director
  Dates of Service: February 01, 2014 - Present
  Responsibilities: Oversee the finances

Name: David Lebow

David Lebow's current primary role is with Draft Kings. David Lebow currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 29, 2019 - Present
  Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

- **Employer:** Draft Kings
  Title: Chief of Staff to the CEO
  Dates of Service: November 01, 2017 - Present
  Responsibilities: Oversee the team and strategy of the company

Other business experience in the past three years:

- **Employer:** Townsquare Media
  Title: Member of Board
  Dates of Service: July 01, 2010 - Present
  Responsibilities: Oversight, strategy and compliance

Other business experience in the past three years:

- **Employer:** Tru Optik
  Title: Advisor to the board
  Dates of Service: January 01, 2019 - November 01, 2020
  Responsibilities: Assist with strategy and introductions as requested

Name: Steven Roberts

Steven Roberts's current primary role is with Sony Interactive Entertainment. Steven Roberts currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 29, 2017 - Present
  Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

- **Employer:** Sony Interactive Entertainment
  Title: Global Vice President, esports & Competitive Gaming
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Manage esports & competitive gaming for Sony

Name: Rick Foker

Rick Foker's current primary role is with Investors. Rick Foker currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 29, 2020 - Present
  Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

- **Position:** Chief Legal Officer
  Dates of Service: April 29, 2020 - Present
  Responsibilities: Oversee the legal needs to the company

Name: Inderpal Bhandari

Inderpal Bhandari's current primary role is with IBM. Inderpal Bhandari currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 11, 2020 - Present
  Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

- **Employer:** IBM
  Title: Global Chief Data Officer
  Dates of Service: December 01, 2015 - Present
  Responsibilities: Oversee IBMs data strategy on a global scale

Other business experience in the past three years:

- **Employer:** Swoop
  Title: Member of Board of Directors
  Dates of Service: September 01, 2017 - November 01, 2020

Responsibilities: Oversight, strategy and compliance

Name: Reneé Brown

Reneé Brown's current primary role is with Renee Brown Inc.. Reneé Brown currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: May 21, 2021 - Present
  Responsibilities: Provide compliance, oversight and strategic assistance to shareholders and executive management of the company

Other business experience in the past three years:

- **Employer:** Renee Brown Inc.
  Title: Principal
  Dates of Service: July 01, 2016 - Present
  Responsibilities: Provides subject matter expertise, in the communication and alignment of multicultural strategy. Partners with leaders to share strategies and best practices to drive corporate cultural transformation. Leads partnership outreach initiatives to identify, and retain diverse talent. Supports negotiations and collective bargaining agreements along with supporting contractual training and development initiatives. Promotes public speaking engagements to broaden the awareness to critical aspects of team building, leadership, and inclusion areas of focus.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares

should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our service, that people think it's a better option than a competing service, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering shares in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our products will fail to gain market acceptance for any number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We may compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have

much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique sports instruction media company that caters to a select market, we do compete against other non-sports recreational activities. Our business growth depends on the market interest in the Company and in sports in general over other activities.

We are an early stage company and have not yet generated any profits
SportsEdTV Inc. and it's related website was launched in 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with newer enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. SportsEdTV has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that online sports instruction is a good idea, that the team will be able to successfully market, and sell the product or service to brands, that we can price them right and sell subscriptions to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including advertising, social media, search engine optimization, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our subscribers that utilize our platform. Further, any significant disruption in service on SportsEdTV or in its computer systems could reduce the attractiveness of the platform and result in a loss of subscribers and brands interested in our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on SportsEdTV could harm our reputation and materially negatively impact our financial condition and business.

Reliance on Social Media and Search Engine Optimization companies

The company currently relies on a combination of Social Media presence, Social media advertising and Search Engine rankings to drive both paid and organic (unpaid) traffic to the site. As such the company is dependent on Social Media companies and on Search Engine companies and the market within which they operate. Changes to the algorithms or regulations or the market within which these sites operate, may have a negative impact on the company's ability to cost effectively attract new and return users to the site. Additionally, reduced access to these sites and to users on the Social Media sites, may reduce the company's ability to sell Commercial partnerships with large brands that wish to gain access to the company's users.

Changes to App Store rules and costs

While the company has plans to add an app to the Apple and Android app stores, changes to the regulations or costs associated with these stores may negatively impact the company and it's ability to grow and retain users. The existence of only two primary app stores servicing the majority of the worlds population may result in increased risk for the company.

Growing a Global user base across multiple jurisdictions, cultures and languages

The success of the company is dependent on building a global brand with users spread across all continents, across many different countries, legal jurisdictions, cultures and languages. It is possible that changes in laws in countries, a lack of culturally relevant content or an inability to access cost effective language translation services will prevent the company from growing its user base as widely as necessary to be successful.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
CHJE Trust (John Eagleton 100%)	2,700,000	Common Stock	18.57
RJM 1 Trust (Robert Mazzucchelli 100%)	2,700,000	Common Stock	18.57

The Company's Securities

The Company has authorized Common Stock, Series A Preferred Stock, Convertible Promissory Notes, and Series A-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 345,161 of Common Stock.

Common Stock

The amount of security authorized is 16,737,898 with a total of 8,770,619 outstanding.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of shareholders (and written actions in lieu of meetings). There shall be no cumulative voting.

Material Rights

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total number of Common Stock shares outstanding, 8,770,619 shares, includes 8,228,619 shares of Common Stock and 542,000 shares of unissued options as part of an approved stock option plan.

Series A Preferred Stock

The amount of security authorized is 5,455,723 with a total of 5,455,723 outstanding.

Voting Rights

Each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis

Material Rights

The total number of Series A Preferred shares outstanding, 5,455,723 shares, includes 4,068,109 shares of Series A Preferred Stock and 1,387,614 shares to be issued pursuant to outstanding warrants.

Preference Shareholders have the following rights:

Dividend Preference

Liquidation Preference

Weighted Average anti-dilution rights

Right of first refusal and co-sale rights

Registration rights

Preemptive rights

** For further information concerning this class of security's other material rights, please refer to the Company's Second Amended & Restated Articles of Incorporation attached as Exhibit F.*

Convertible Promissory Notes

The security will convert into Preferred stock and the terms of the Convertible Promissory Notes are outlined below:

Amount outstanding: $1,073,000.00
Maturity Date: December 31, 2022
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: None
Conversion Trigger: Receipt of $1M in equity financing

Material Rights

There are no material rights associated with Convertible Promissory Notes.

Series A-2 Preferred Stock

The amount of security authorized is 1,833,947 with a total of 309,776 outstanding.

Voting Rights

Each holder of outstanding shares of Series A-2 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A-2 Preferred Stock held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Series A-2 Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Material Rights

Preference Shareholders have the following rights:

Dividend Preference

Liquidation Preference

Weighted Average anti-dilution rights

Right of first refusal and co-sale rights

Registration rights

Preemptive rights

The Series A-2 Preferred stock has liquidation preference rights ahead of the Series A-1 Preferred Stock.

** For further information concerning this class of security's other material rights, please refer to the Company's Second Amended & Restated Articles of Incorporation attached as Exhibit F.*

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Series A-1 Preferred
  Type of security sold: Equity

Final amount sold: $4,526,533.00
Number of Securities Sold: 4,068,109
Use of proceeds: Content Development and Marketing
Date: October 13, 2020
Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $1,073,000.00
  Use of proceeds: Content Development and Marketing
  Date: January 22, 2021
  Offering exemption relied upon: Rule 701

- **Name:** Series A-2 Preferred
  Type of security sold: Equity
  Final amount sold: $750,897.02
  Number of Securities Sold: 309,776
  Use of proceeds: Marketing and Operations
  Date: July 13, 2021
  Offering exemption relied upon: Rule 701

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 8,228,619
  Use of proceeds: Founder's Shares. No money raised.
  Date: July 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Comparing the years ended 31 December 2018, 2019 and 2020

Revenue

To date, the company has focused on growing its brand, developing its video content, and its number of unique users. As a result, revenue for these years has been minimal in nature and derived primarily from advertising revenue.

Cost of Goods Sold

The company increased its cost of goods sold from $243,219 in 2018, to $311,645 in 2019 and to $894,569 in 2020. The increase in 2020 was due to the addition of Full time employees and part-time contractors in Filming, Editing, Content Marketing and Sports Director roles to grow the video content and social media content for these sports.

Expenses

Expenses increased from $214,928 in 2018, to $583,545 in 2019 to $988,772 in 2020. This was driven primarily by increases in advertising and marketing costs to draw more users to the site and promote the brand. Additionally, there was a modest increase in General and Administrative costs over that period.

Net Loss

The Net Loss for the company grew from $512,105 in 2018, to $950,246 in 2019, and to $1,877,049 in 2020. This was due to the investment in additional content production labor and in marketing the brand, website, and growing the social media presence of the company.

Historical results and cash flows:

The historical results and cash flows of the company are representative of what should be expected for the short-term future over the next six to twelve months of the company. The exception to this is the expectation that a recent focus on creating commercial arrangements with sports, nutrition and other brands, will lead to the start of a growing revenue trend commencing in 2022.

Nonetheless, it is expected that the company will raise additional equity funds as needed during this revenue ramp-up period to ensure that the brand will continue to grow and expand.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today, the company has $120,676 in cash and cash equivalents on hand.

The company had an additional $567,500 in signed Series A-2 equity commitments from a shareholder which has not yet been paid to the company.

The company can access shareholder loans if necessary in the event of a cash shortfall.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company has to date received $833,500 from its current Series A-2 Equity Round and has an additional $567,500 in signed equity commitments from a shareholder which has not yet been paid to the company.

A further $1.529M is planned to be raised as part of that round. The company has built a cash flow and financial plan on this total raise of $2.93M.

If the Series A-2 round is fully subscribed then the additional $1.07M to be raised from this crowdfunding round would be used to accelerate the growth of the brand and develop additional sports content to attract more users to the site.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company has built a plan that allows the viability of the company if it completes its current $2.93M Series A-2 round regardless of the present crowdfunding campaign.

If the company is not successful in fully subscribing its Series A-2 round, then the funds from this crowdfunding campaign or a portion thereof will be required to fund the plan that has been built.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum amount on the campaign is a mere $10,000 which would not be significant enough to fund much beyond a small portion of some operating expenses in a given month.

The operating expense burn rate is approximately $150k/month, so the minimum of $10,000 in funding would cover approximately 2 days of operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company fully subscribes its Series A-2 round (currently 50% subscribed of the

$2.93M round) and it fully subscribes its $1.07M Crowd Funding campaign then the company will be able to fund operations for 12 months. Burn rate will be around $215k/month.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

It is anticipated that if the company is successful in showing steady growth in revenue during 2022, that the company will seek to complete a Series B Equity funding round at a significantly higher valuation and raise between $5M-$10M

Indebtedness

- **Creditor:** Convertible Note Holders
  Amount Owed: $1,073,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2022
  The Debt automatically converts into equity upon receipt of $1M in equity financing. The company has to date received $826,500 and anticipates crossing this threshold in the near future, at which point the debt will convert to shares in the company

Related Party Transactions

- **Name of Entity:** Ciaran Dwyer
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Invoices outstanding of $15,000 for consulting work completed in 2020.
  Material Terms: This is not subject to any interest rate. In late 2021, this amount was converted into Series A-2 shares in the Company.

Valuation

Pre-Money Valuation: $45,061,965.80

Valuation Details:

The lead investor in our current round engaged a well-known independent valuation firm to conduct a valuation of the company. This independent valuation valued the Fair Market Value of the company at approximately $67M by reviewing the following areas:

- Analysis of publicly traded and private companies engaged in the same or similar lines of business

- Analysis of general market data and trends in this industry

- Comparison of the company's financial, user and traffic metrics to those of comparable companies in the industry

This independent valuation was reduced further to around $45M to allow for:

- the higher risk associated with the earlier revenue phase for the company

- $1.073M in Convertible Debt that is expected to be converted into shares in the company leading to some dilution, while taking into account the lower investment amount for a crowdfunding investor.

The total number of shares outstanding on a fully diluted basis, 14,536,118 shares, includes 8,770,619 shares of Common Stock, 5,455,723 shares of Series A Preferred Stock, and 309,776 shares of Series A-2 Preferred Stock.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1.073M in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,997.50 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  This minimum amount would supplement the Series A-2 Preferred Stock round that is currently active

If we raise the over allotment amount of $1,069,999.10, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  33.0%
  SportsEdTVs focus will be on growing its membership base of both free and paid members using various digital marketing and advertising tactics to draw unique

users to the site and convert a percentage thereof into members

- *Content Development*
  48.0%
  SportsEdTV will be adding additional new video and blog content to its site and additional functionality to the site to allow users to more readily connect and upload user generated content. This is expected to draw many new users to the site

- *Operations*
  15.5%
  Maintain the General and Administrative functions of the company

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://sportsedtv.com/ (About Section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sportsedtv

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SportsEdTV, Inc.

[See attached]

SportsEdTV

SportsEdTV, Inc. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
SportsEdTV, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 16, 2021
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,144,928	1,616,886
Accounts Receivable	814	26
Prepaid Expenses	85,014	24,100
Loans Receivable	12,000	-
Other Assets	11,400	-
Total Current Assets	1,254,156	1,641,011
Non-current Assets		
Furniture, Equipment, and Software, net of Accumulated Depreciation	73,399	83,333
Intangible Assets: Video Content, net of Accumulated Amortization	720,186	281,129
Total Non-Current Assets	793,585	364,462
TOTAL ASSETS	2,047,741	2,005,473
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	26,000	285,000
Accrued Expenses	33,907	2,390
Total Current Liabilities	59,907	287,390
Long-term Liabilities		
Convertible Notes	713,797	-
Total Long-Term Liabilities	713,797	-
TOTAL LIABILITIES	773,704	287,390
EQUITY		
Additional Paid in Capital	4,585,379	3,152,375
Accumulated Deficit	(3,311,342)	(1,434,293)
Total Equity	1,274,037	1,718,082
TOTAL LIABILITIES AND EQUITY	2,047,741	2,005,473

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	2,527	13,505
Cost of Revenue	894,569	311,645
Gross Profit	(892,042)	(298,141)
Operating Expenses		
Advertising and Marketing	631,000	336,225
General and Administrative	211,208	176,984
Rent and Lease	26,089	1,457
Depreciation	65,951	58,189
Amortization	54,524	10,690
Total Operating Expenses	988,772	583,545
Operating Income (loss)	(1,880,814)	(881,686)
Other Income		
Interest Income	4,561	3,001
Other	-	-
Total Other Income	4,561	3,001
Other Expense		
Interest Expense	797	71,562
Other	-	-
Total Other Expense	797	71,562
Provision for Income Tax	-	-
Net Income (loss)	(1,877,049)	(950,246)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(1,877,049)	(950,246)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	65,951	58,189
Amortization	54,524	10,690
Accounts Payable	(259,000)	187,000
Accounts Receivable	(789)	399
Prepaid Expenses	(60,915)	(24,100)
Accrued Expenses	31,517	2,365
Other Assets	(11,400)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(180,111)	234,544
Net Cash provided by (used in) Operating Activities	(2,057,160)	(715,702)
INVESTING ACTIVITIES		
Furniture	(12,562)	-
Equipment	(26,246)	-
Software	(17,209)	144,130
Video Content	(493,581)	(291,819)
Loans Receivable	(12,000)	-
Net Cash provided by (used by) Investing Activities	(561,598)	(147,689)
FINANCING ACTIVITIES		
Additional Paid in Capital	1,433,003	3,152,375
Convertible Notes	713,797	(1,049,915)
Net Cash provided by (used in) Financing Activities	2,146,800	2,102,460
Cash at the beginning of period	1,616,886	377,817
Net Cash increase (decrease) for period	(471,958)	1,239,069
Cash at end of period	1,144,928	1,616,886

Statement of Changes in Shareholder Equity

	Common Stock		Preference Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/19	8,028,100	-	-	-	-	(484,046)	(484,046)
Issuance of Common Stock	120,962	-	-	-	41,440	-	41,440
Issuance of Preference Stock	-	-	2,984,777	-	3,110,935	-	3,110,935
Net Income (Loss)	-	-	-		-	(950,246)	(950,246)
Ending Balance 12/31/2019	8,149,062	-	2,984,777	-	3,152,375	(1,434,293)	1,718,083
Issuance of Common Stock	54,557	-	-	-	17,405	-	17,405
Issuance of Preference Stock	-	-	1,083,332	-	1,415,598	-	1,415,598
Net Income (Loss)	-	-	-	-	-	(1,877,049)	(1,877,049)
Ending Balance 12/31/2020	8,203,619	-	4,068,109	-	4,585,378	(3,311,342)	1,274,037

SportsEdTV, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

SportsEdTV, Inc. ("the Company") was originally formed in Florida on August 8th, 2017 as Techne Sports Network, LLC before reincorporating on October 4th, 2019. The Company creates free, educational sports content for athletes, coaches, and parents to utilize as resources to fulfill personal and athletic goals. The Company is in the process of developing its brand to attract a large user base and eventually secure commercial contracts.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company has been creating content and attracting a user base in order to approach brands and create commercial contracts. The Company received some commercial sponsorship income in 2019 which was recognized in the period the related deliverables were provided to the commercial partner. In 2019 and 2020, the Company sold some advertising inventory on its website through programmatic channels. This advertising is filled on a first-come, first-serve basis and is not subject to any long term-contract or unfulfilled services. Therefore, advertising revenue has been recognized in the month in which the advertising was provided and completed.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	**Useful Life (in years)**	**Cost**	**Accumulated Depreciation**	**Disposals**	**Book Value as of 12/31/20**
Furniture	5	12,562	1,256	-	11,306
Equipment	3	26,246	3,958	-	22,288
Software	3	182,208	142,403	-	39,805
Grand Total	-	**221,016**	**147,617**	-	**73,399**

Intangible Assets

A large portion of the Company's assets and cost of revenue consisted of Video Content which has been acquired and produced for the purposes of offering customers unlimited viewing of instructional sports videos. The expenses consist of filming, branding, software & equipment, contractors, and payroll, which are capitalized based on the month and the sport of the videos created. Filming costs refer to the direct costs associated with the shoot such as video editing, on-screen talent, payments to production companies, and cost of video location. Branding costs refer to the expenses of items used in the videos to promote the brands of the Company and its partners; these costs may be direct or may be dispersed between different video shoots. Software & Equipment refers to various items needed for the shoot, such as food, employee/contractor reimbursements for travel, software licensing, production equipment, props for videos, etc. Software costs were allocated to the sport that used them the most (Tennis) and allocated between the two shoots in 2019 and 2020 based on timing of costs. The other costs were categorized directly with their corresponding video shoot. Contractor costs were allocated to the video shoots based on the sport of the contractor's expertise, and the date of the video shoot's occurrence. Contractor costs in the months before and after the video shoot were also included in the cost of the video. Some contractors were linked to multiple sports, and their costs were spread between video shoots based on whichever currently took place. Other contractors were not as involved in production and only their cost for the respective month of production was allocated. The Payroll costs were allocated based on the month that the shoot was happening and the sport of expertise of that employee.

A summary of the Company's intangible asset is below.

Sports Type	Filming	Branding	Software & Equipment	Contactors	Payroll	Accumulated Amortization	Book Value as of 12/31/20
Tennis	80,618	4,812	21,640	121,917	-	30,554	198,433
Basketball	61,415	8,292	2,808	73,417	28,763	19,011	155,683
Soccer	56,313	15,170	5,917	68,917	26,859	10,811	162,365
Weightlifting	10,000	7,496	-	11,417	43,600	1,726	70,786
Taekwando	20,000	-	-	4,417	17,352	1,989	39,779
Volleyball	39,596	8,867	3,941	13,417	28,443	1,122	93,141
Grand Total	**267,941**	**44,636**	**34,307**	**293,500**	**145,016**	**65,214**	**720,186**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgement is necessary to estimate fair value. Accordingly, actual results could vary significantly from management's estimates.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2019 and 2020 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2020:

Exercise Price	Number Outstanding	Expiration Date
1.439	11,468	7/30/2026
2.094	1,376,146	12/31/2025
	1,387,614	

A summary of the warrant activity for the years ended December 31, 2019 and 2020 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2019	-	-	-	-
Grants	1,387,614	2.094	6	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2019	1,387,614	2.094	6	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2020	1,387,614	2.094	6	-
Vested and expected to vest at December 31, 2020	1,387,614	2.094	6	-
Exercisable at December 31, 2020	1,387,614	2.094	6	-

Summary of Share-based Compensation Arrangements

	Year Ended December 31st	
	2019	**2020**
Beginning shares granted	45,000	120,000
Granted during the period	75,000	45,000
Vested	30,000	31,875
Unvested	90,000	103,125
Cancelled	-	-
Weighted-average grant-date fair value of shares vested	0	0
Grant-date fair value of shares granted	0	0

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019 and 2020, the Company engaged in business activities with contractors before they became full time employees. The Company owed deferred payments to these contractors in the amounts of $67,000 and $15,000 as of December 31, 2019 and 2020, respectively.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes – Throughout 2018, 2019 and 2020, the Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 6-8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2019 to 2022. The notes are convertible into shares of the Company's preferred stock at a 25-30% discount during a change of control or qualified financing event. In October 2019, convertible notes in the amount of $1,300,935 converted into 1,600,986 shares of preferred stock.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	**Amount**
2021	-
2022	713,000
2023	-
2024	-
2025	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 14,522,343 shares of Common Stock with no par value. 9,536,676 and 9,591,233 shares were issued and outstanding as of 2019 and 2020.

The Company has authorized 5,455,724 shares of Preferred Stock with no par value. 2,984,777 and 4,068,109 shares were issued and outstanding as of 2019 and 2020.

The holders of Common Stock are entitled to one vote for each share of Common Stock held and can receive dividends at the discretion of the board of directors.

Preferred Shareholders have the right to convert shares into Common Stock at the discretion of the shareholder at a ratio determined by dividing the Preferred Stock's original issue price by $1.309, or automatically in change of control events. Preferred Shareholders have 1 vote for every common share they could own if converted utilizing that ratio above. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 16, 2021, the date these financial statements were available to be issued.

In January 2021, the Company raised $360,000 in the form of convertible notes carrying interest rates of 6%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2022. The notes are convertible into shares of the Company's preferred stock at a 25% discount during a change of control or qualified financing event.

Additionally, the Company has received equity investments totally $751,000 through the sale of Preferred Stock with no par value. Furthermore, the Company has secured an additional $650,000 in future commitments.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Since inception, the entity has focused on developing content and growing its brand, and more recently has turned its attention to growing its revenue through commercial partnerships. As a result, the Company has realized losses and negative cashflows from operations every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

SportsEdTV

Learn Any Sport, Anytime, Anywhere


SportsEd TV
LEARN. WIN. CELEBRATE.
World-Class Training Videos
LEARN. WIN. CELEBRATE.
UNLIMITED, FREE, WORLD-CLASS ONLINE SPORTS INSTRUCTION VIDEOS HERE!
Let our world-class coaches teach you how to improve at your favorite sports.
SHOOTING ON TARGET

Website | Bradenton, FL | SPORTS

$0.00 raised

0 Investors	**$45.1M** Valuation
$3.10 Price per Share	**$102.30** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

SportsEdTV is an online platform that exists to help people improve their sports skills. Our free video and blog content is available to all athletes, coaches and parents around the world via any internet connected device. Videos and blogs feature advice from world-class coaches and athletes - many of whom are or have coached world-champions.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The average family expense for youth sports in the U.S. is $693.00 per child, with $134 going toward lessons. A family with two kids will spend an average of $268.00 on lessons*
- 2.5 billion people play sports around the world in some organized group, that's ⅓ of the world population
- SportsEdTV gets 3.5 million monthly unique visitors and has over 500,000 social media followers

*Source

OVERVIEW

We think everyone should be able to learn how to play sports from world-class coaches


Easily accessible
world-class sports
education content
SportsEdTV

SportsEdTV democratizes the way people learn to play a variety of sports by making world-class sports education easily accessible to anyone in the world. We provide the 3 things ALL athletes, on all levels, need to improve: CONTENT, COMMUNITY and a MARKETPLACE of coaches and places to play, as well as a collection of curated training products.


A sports e-learning global ecosystem
helping 2.5B people improve in sports
Content
Free library of videos & blogs
Community
Athletes & coaches
Marketplace
Resources & products

THE PROBLEM

People spend too long searching, and still may not find the best coaching help


Child participation in sports is on the decline
Lack of accessibility to proper coaches and resources


Learning how to play sports on your own is difficult
Finding a reputable coach and/or resources can waste hours of time

It's an unfortunate truth that adults and kids alike don't always have access to proper coaching. In particular, we are seeing a decline in child participation in sports due to lack of accessibility and lack of proper guidance from coaches and parents. (Source) We believe that sports should be fun and accessible, with good coaching and guidance that keeps people playing for a lifetime of fun and heath. Sports has shown to improve the quality of life for people on multiple dimensions. (Source)

SportsEdTV can save consumers hours of wasted time trying to find proper coaching resources

THE SOLUTION

We created a sports platform to help people quickly connect with other athletes, parents and coaches on the same improvement journey.



Everything under one platform
SportsEdTV Videos
MYSportsEdTV Profile
SportsEdTV Discover

We put the three pillars people need to improve all under one virtual roof, SportsEdTV.com, to ensure our users have a complete experience. The first pillar are the videos and blogs, which feature advice from world-class coaches and athletes. The second pillar is MYSportsEdTV, where athletes, parents, and coaches can interact, connect, and find new friends. Lastly, we have our SportsEdTV DISCOVER, a resource marketplace and user generated content library where visitors and members can find coaches and facilities where they can practice and play at or away from home.



MYSportsEdTV Profile
Unique profile
New content alerts
Curated news feed
Unlock features with a subscription



SportsEdTV Discover
Coaches, sports training facilities, and apps can create listings
$50/year for directory listings

Members have a unique profile, which alerts them to new content, tells them what their friends are liking and sharing, and provides a news feed covering the sports they want to follow. The platform is FREE to use now, but early next year we are introducing a paid subscription that unlocks certain features. We also let coaches, sports training facilities, apps and other sports-related service providers create a listing on our SportsEdTV DISCOVER directory for $50/year.

Business Model

Commercial alliances
With partners and brands

Revenue sharing
Partner referrals

Paid Directory
$50 per year
(Next year)

We are paid through commercial alliances with brands, as well as from revenue sharing when we refer buyers to our partners websites for purchases. Early next year, we will be launching a paid directory called SportsEdTV DISCOVER, which will cost $50/year, and we will be charging a subscription rate of $1/month and $3/month for full content and feature access.

OUR TRACTION

Our platform is a home run!

$693
Avg. family expense per child for youth sports in the US

19.3%
Of the United States population engaged in exercise in 2019

3.5M
Monthly unique visits to our online platform

SportsEdTV is knocking it out of the park! We have up to 3.5 million monthly unique visitors and over 500,000 social media followers in many different sports. From a talent perspective, we've secured contracts with 250 world-class coaches and contributors on the platform.

Commercial Alliances

Partnerships

We have also secured commercial alliances with standout companies like Wilson Sporting Goods (Basketball), Volkl Tennis, and Paddlepro.com, as well as partnerships with leading sports organizations like i9 sports, NAYS, NFHS, YMCA, and the Dominican Republic Tennis Federation.

THE MARKET

We have made learning to play sports accessible

$693

Avg. family expense per child for youth sports in the US

19.3%

Of the United States population engaged in exercise in 2019

We are in the e-learning sports media space, with a user community and marketplace attached. Most of our competitors are single sport video platforms, apps or YouTube channels with minimal community interaction. Our secret sauce is a mix of world-class content, fantastic production quality, and genuine engagement tools.



What Sets Us Apart

- Mix of world-class content
- Fantastic production quality
- Genuine engagement tools
- A place to connect and chat
- Easily share content

We didn't just make an online learning platform, we made a global online community. MYSportsEdTV is a place where athletes, parents and coaches can come together over a shared love of sports. They're not only going to learn from world-class athletes and coaches, they'll find a place to connect, chat, and share content and new friends.

WHY INVEST

We believe we will become the premier platform to learn sports globally

3.5M
Monthly unique visitors

500K
Social media followers

250
World-class contributors


LEARN
WIN
CELEBRATE
IMPROVE TODAY.
GET UNLIMITED ACCESS TO WORLD-CLASS COACHING VIDEOS AND MORE.
JOIN NOW.

Sports aren't just a recreational activity, they're a conduit for sportsmanship, discipline, and friendship. We have developed a sophisticated platform that's loaded with premier coaches and athletes to connect and teach people to play their favorite sports. With your help, SportsEdTV will be the clear global leader in online sports education and usher in a new era of connectivity and unity in the sports world. Become a shareholder today.

Meet Our Team



Victor Bergonzoli

Chief Executive Officer

Victor is a pioneer in the world of sports video analysis, having co-founded Dartfish in 1999. A former commercial banker with Credit Suisse and executive at Swisscom, where he managed the company's Indian operations for two years in New Delhi, Victor caught the sports entrepreneurship bug with Dartfish and never looked back. He was instrumental in signing television network NBC to use StroMotion and SimulCam, Dartfish creations, to help viewers of numerous Olympic Games gain a deeper appreciation and understanding for the competition among athletes. He won an Emmy Award for that broadcast work. As a former Swiss national weightlifting competitor, Victor has devoted his career to helping coaches and athletes gain performance insights that help them improve and win. Dartfish solutions have been used by most major sports federations, worldwide coaches and hundreds of Olympic medalists. Tennis champion, Novak Djokovic, and five-time Super Bowl championship coach, Bill Belichick are amongst Dartfish successful users. Now he leads SportsEdTV, where he is helping coaches, parents and athletes improve at their favorite sports.



Robert Mazzucchelli

Chairman & Chief Marketing Officer

Robert has worked in sports and media for over thirty-five years. His passion for sports started as a young boy with baseball and hockey. Tennis took over as his favorite sport at age twelve, and he eventually earned a scholarship to play tennis the University of Richmond. He tried his hand at playing professionally for a few years, and in 1987 started his first sports marketing company, Pinnacle Promotions with a lifelong friend (and tennis playing buddy). At Pinnacle he created and managed many sports-related events and marketing campaigns for some very big brands. In 1993, he headed to advertising giant Saatchi & Saatchi Holdings (which became Cordiant Communications Group), where he co-founded marketing agency 141 Worldwide. After helping 141 Worldwide grow to serve clients in over fifty countries, he headed to sports and entertainment giant SFX Entertainment (now called Live Nation), where he led the executive team creating global brand sponsorship alliances. In 2017, he co-founded SportsEdTV (with another tennis buddy, John Eagleton). Now he is again engaged in sports and media, helping people across the world learn to be better at their favorite sports through a free global media network



Ciaran Dwyer

Chief Financial Officer

Ciaran brings a uniquely Irish sports perspective to SportsEdTV. He brought his love of hurling to Colorado where he founded a hurling team and coached Americans how to play the game (Trivia Fact: Hurling is nearly 4000 years-old!). In addition to his love of hurling, he captained his university's squash team, played soccer and golf on the spectacular courses in Ireland and continues to play tennis. But what he brings of most importance to the company is his command of financial and organizational planning, which helps insure that SportsEdTV has the right resources to perform its global educational mission. Ciaran started his career at PWC and came to United States with his client, Kerrygold. He transitioned into technology as CFO of Mortgage Cadence, where he guided its growth path and successful exit. He has been CEO of multiple technology companies, and now he insures that SportsEdTV successfully manages its growth and financial resources.



David Lebow

Director

David Lebow is Chief of Staff to the CEO at DraftKings, which went public as DKNG in 2020. Mr. Lebow has a track record of leadership and innovation in technology and media, creating revenue and ebitda growth for some of the world's largest tech companies and media brands. A successful leader, David has created results and value by hiring great teams, creating transformative vision, and successfully executing business strategies. At Yellow Pages Holdings, he was chief revenue officer, responsible for the go to market strategy and revenue for a large-scale sales organization. YP's revenue exceeded $2 billion, ebitda exceeded $450 million, with 3,000 people on David's team. David has also successfully led large organizations including AOL, iHeartRadio, and Internet Broadcasting, with roles ranging from CEO and CRO. He has worked in large at scale organizations and founded startups.

He has several board and advisory roles including Daversa Partners, TownSquare Media, SportsEdTV and served as Vice Chair of Ithaca College Board of Trustees. David graduated from the Ithaca College School of Communications with a degree in communications management. David lives in Westport, CT with his wife Betsey. He has two grown sons who live in Los Angeles.



Steven Roberts

Director

Steven Roberts , Sony Interactive Entertainment Global Vice President of Competitive Gaming, is responsible for designing and executing a strategy around the dynamic industry of esports for the PlayStation platform and its 100 mm plus homes. Most recently, Roberts was Chairman of ESL NA, the largest esports company in the world. He largely focused on strategic partnerships, media distribution, production and overall mentorship of the executive team. Prior roles were as Senior Vice President for DIRECTV, Inc. In this position, Steven was responsible for developing and executing strategies designed to integrate the traditional DIRECTV entertainment experience on the set-top-box with emerging digital technologies. This included the delivery of content via the Internet on other platforms such as the PC, mobile, and portable devices inside and outside the home. Roberts directed DIRECTV's TV Everywhere initiative internally, managing all details of implementation, including, setting strategy and negotiating rights with programmers. He was also responsible for the DIRECTV 3D initiative, DIRECTV's overall sports strategy and other programming and advertising initiatives.

Roberts's previous role at DIRECTV was as Vice President, Strategic Initiatives, DIRECTV Entertainment. In this role, he spearheaded the development and launch of several new businesses, including the production of original content for DIRECTV's Audience Network and the creation of a joint venture between News Corp.'s BSKYB (UK) and STAR (Asia) focused on the first global esports League called the Championship Gaming Series.

Roberts was also responsible for the development of DIRECTV's initial IPTV



Rick Foker

Chief Legal Officer

Like his colleagues at SportsEdTV, Rick has been an athlete his entire life. Growing up in Minnesota, he played both summer and winter sports, but later focused on tennis, skiing, and football. He continues to play a number of sports, and has coached youth teams and individuals for many years. Rick began his career at the law firm of Pillsbury, Madison & Sutro, where he focused on securities and venture capital transactions, then moved to Arnold & Porter, where he handled energy project financings and traditional mergers and acquisitions. From there, Rick joined Occidental Petroleum, focusing on a wide variety of domestic and international transactions, as well as supervising the company's Foreign Corrupt Practices Act compliance and its political action committee. He returned to the investment world in 2003 when he was named General Counsel of the private equity firm Hancock Park Associates, where he supervised all legal matters, including fund creation, acquisitions and dispositions, and portfolio company-level matters. In 2011, Rick left Hancock Park and founded the private equity and venture capital firm Mesabi Capital, and in 2020 joined SportsEdTV. Rick received his undergraduate degree from the University of Alabama, his graduate degree from the London School of Economics, and his law degree from Georgetown University. He was a collegiate tennis player and played several professional tournaments, although his greatest tennis joy these days comes from playing with family and friends. He is thrilled to be a part of the SportsEdTV team.



Inderpal Bhandari

Director

Inderpal Bhandari rejoined IBM as Global Chief Data Officer in December 2015. In this newly created role, he has leveraged his extensive experience to lead the development of IBM's data strategy and drive IBM's internal cognitive enterprise transformation. The work has culminated in the Cognitive Enterprise Blueprint; a roadmap for IBM's clients on their own journeys to cognition. Inderpal brings to IBM more than 20 years of experience in leadership roles at such leading companies as Cambia Health Solutions and Express Scripts/Medco Health Solutions. Prior to joining IBM, Inderpal served as Senior Vice President and Chief Data Officer of Cambia Health Solutions where he led the development of Cambia's data strategy and drove the transformation of the company's consumer experience strategies. Prior to that, Inderpal served as Vice President of knowledge solutions and Chief Data Officer at Express Scripts/Medco Health Solutions, where he was responsible for maximizing the utility of the company's data and its readiness to respond to emerging market trends. Before that, he founded Virtual Gold, growing the company into an international market leader for analytics in call centers and professional sports. Inderpal is an expert in transforming data into business value and improved customer experiences by delivering strategic, innovative capabilities that use analytic insights to enable growth and productivity. In 2017, he was named U.S. Chief Data Officer of the Year by the CDO Club, and has been featured as an industry expert by Wall Street Journal, Washington Post, US News & World Report, CNN and FOX. Inderpal earned his Master of Science Degree in Electrical & Computer Engineering from the University of Massachusetts and holds a PhD in

strategy and its initiative to deliver video content via broadband for the DIRECTV On Demand service, which launched in 2007. He also oversaw the successful launch of Game Lounge, a 24x7 interactive games channel, and developed and managed the successful execution of the first ever OTT distributed service for a major league with NFL SUNDAY TICKET on PlayStation.*

Roberts joined DIRECTV in 2005 from Sportsvision, a FOX backed company, where he served as executive vice president. During his time at Sportsvision, Roberts brought the ubiquitous "yellow line" to every televised football game, and also expanded the product line to include broadcast enhancements for FOX Sports, NBC, ESPN and Turner. Roberts holds a bachelor's degree from the University of California, Berkeley.

Electrical & Computer Engineering from Carnegie Mellon University.



Reneé Brown

Director

Renee' is now Head of Executive Engagement at Ready Team, a diversity-equity-inclusion consultancy, following her 20 year leadership role establishing the Women's National Basketball Association.

She strategizes with organizations to advance cultural change through inclusion, and building effective teams, a passionate role Renee' has played throughout her executive, coaching and playing careers. Her WNBA years were preceded by assistant coaching positions at a pair of basketball powerhouse universities, Kansas and Stanford, and as a player at UNLV. She chaired the 2004 and 2008 women's basketball Olympic committee.

In addition to SportsEdTV, she shares wisdom and counsel on the boards of Women's Basketball Hall of Fame, Women's Basketball Coaches Association, Multiplying Good, eWomen Network, and Leadercom. Renee' is a member of the Naismith Hall of Fame's WBB Nominating Committee and the Leadership Council of Community in Schools.

She received the Black Women in Sports Foundation's Legends Award, and is among Network Journal's 25 Influential Black Women in Business.

Offering Summary

Company	SportsEdTV, Inc.
Corporate Address	7900 40th Ave W., Bradenton, FL 34209
Offering Minimum	$9,997.50
Offering Maximum	$1,069,999.10
Minimum Investment Amount (per investor)	$102.30

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 3,225

Maximum Number of Shares Offered : 345,161

Price per Share : $3.10

Pre-Money Valuation : $45,061,965.80

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Bird Bonus

Invest within the first 7 days and receive an additional 5% bonus shares, a Lifetime membership subscription to SportsEdTV and a SportsEdTV t-shirt

Super Early Bird Bonus

Invest within the next 7 days and receive a Lifetime membership subscription to SportsEdTV and a SportsEdTV t-shirt

Early Bird Bonus

Invest within the next 3 days and receive a Lifetime membership subscription to SportsEdTV

Amount-Based:

$5,000+

Receive 25% bonus shares, Lifetime membership subscription to SportsEdTV and a SportsEdTV t-shirt

$15,000+

Receive 25% bonus shares, Lifetime membership subscription to SportsEdTV and a SportsEdTV t-shirt. Receive invitations to exclusive online events with world-class experts.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

SportsEdTV will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $310. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

SPORTS IS ONE OF THE GREATEST FORCES FOR GOOD THE WORLD HAS EVER KNOWN.

The soccer ball does not recognize the player passing it or kicking it toward the goal. It only reacts to the player's level of skill. The basketball does not know if the player shooting it is black or white, rich or poor, short or tall. It only knows if the person shooting it has made it go in the hoop or not.

The volleyball does not care what city you're from or what type of car you drive. It will go wherever the player who strikes it makes it go.
Performance is what matters in sport.

Sport is a democracy that strips away many of the unimportant details that society has made us think are important, and forces participants to accept to a cold, hard set of facts.

People who play sports, learn to accept life differently from people who don't play. They know that both winning and losing are possible outcomes, and that better preparation creates better outcomes. They know that some people are just more gifted than others, but that with the right game plan, they still might win anyway. And they know that win or lose, the process of dedicating themselves to practice and preparation for competition will change their odds of success on the field, and likely in life.

The lucky athletes have access to great coaches and great facilities. They have supportive mentors and parents who teach them the skills they need to improve. But most of the 2.5 billion athletes around the world are left to learn on their own. They don't have experienced coaching, and may have little parental guidance. They may have talent. But talent only gets you so far. Often it's coaching that tips the scale of winning and losing.

SportsEdTV HAS FOREVER CHANGED THE GAME OF LEARNING SPORTS. Our video and blog content offers advice from some of the best coaches in all disciplines of sport.

You can access SportsEdTV from any connected device, anytime, anywhere. For FREE or for a small monthly fee to get advanced user features.

Robert Mazzucchelli (on screen):

"SportsEdTV changes the way that people learn sports and gives equal access to world class coaching to anyone in the world. It doesn't matter if you're a kid or a teen trying to become world champion in your sport or if you're just trying to beat your brother-in-law in tennis on a family vacation. If you want to learn how to improve, SportsEdTV is the place to do it.

Victor Bergonzoli (on screen):

"SportsEdTV provides the three things all athletes need to get better at their sport. Great content, a supportive community of athletes, coaches and parents. And a marketplace where you can find anything they need to improve. All in one place."

HC (CBS): "A PAIR OF MIAMI HEAT LEGENDS AND ONE HURRICANE STAR HAVE JOINED TOGETHER TO HELP THE COMMUNITY THROUGH THEIR ONLINE SPORTS SCHOOL."

Tim Hardaway: "WE HAVE GREAT TEACHERS. WE HAVE PROS TEACHING YOU AND EXPLAINING IT TO YOU THE RIGHT WAY TO MAKE YOU UNDERSTAND HOW TO GET BETTER."

SportsEdTV will allow a selected group of brands to access their engaged audience by weaving partners' products into video content and blogs, community chats, and the marketplace.

CC: "THE NICE THING ABOUT THE DOCTOR DISH IS YOU CAN USE THE APP ON YOUR PHONE TO SELECT THE SPOTS ON THE FLOOR YOU WANT TO USE AND THEN YOU CAN ALSO SELECT HOW YOU PASS THE BASKETBALL TO YOURSELF."

JE: "THIS RACQUET HAS CLEARLY MADE ME BETTER."

IH: "I LIKED IT THE MOMENT I PICKED IT UP."

MB: "I CAN'T IMAGINE REALLY PLAYING WITH SOMETHING DIFFERENT."

All brands will be vetted and selected for quality and appropriateness to our audience. Featured brands will sign long-term partnerships with SportsEdTV, and only their ads will be shown to our members and viewers, so as to not ruin the SportsEdTV experience by littering the pages with meaningless ads.

Nowadays, people can learn everything online. More and more, online instruction is being used to complement in-person learning, and this trend continues to grow. We believe SportsEdTV can lead the charge in online sports learning. With over 500,000 social media followers and 24 million unique users having passed through our ecosystem in just three years, our goal is to make SportsEdTV synonymous with excellence in online sports learning.

With SportsEdTV, you get better, faster.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.